Exhibit 99.1

GOGL – Share buy-back program

The Board of Directors of Golden Ocean Group Limited (OSE/NASDAQ: GOGL) has on October 4, 2022, authorized a share buy-back program of maximum USD 100 million to purchase up to an aggregate of 10,000,000 of the Company's common shares for a period up to 12 months, commencing October 4, 2022. The maximum amount to be paid per share is USD 10.0, or equivalent in NOK for shares acquired at Oslo Stock Exchange.

The share buy-backs will be carried out by way of repurchases in the market, both on the Oslo Stock Exchange and on NASDAQ. The Company will report buy-backs carried out continuously and in accordance with the disclosure requirements of the Oslo Stock Exchange.

The Company is not obligated under the terms of the program to repurchase any of its common shares. The timing and amount of any repurchase will depend on alternative uses of capital, legal requirements, market conditions, stock price, and other factors, in the discretion of the Board.

Ulrik Uhrenfeldt Andersen, Chief Executive Officer, comments:
«The uncertainty in the global economy has impacted capital markets and near-term dry bulk freight sentiment. Following the recent share price development, we find it in our shareholders’ interest that the Company has the authorization to repurchase our common stock as part of its capital allocation strategy. Given the strength of our balance sheet and our constructive long-term market outlook, the Board has decided to add the opportunity to allocate part of our financial resources to pursue such share buyback. This plan reflects our confidence in the market and our strategy to invest for long-term shareholder return».

October 4, 2022
Hamilton, Bermuda

For more info please contact:
Peder Simonsen, Chief Financial Officer of Golden Ocean Management AS.
Telephone +47 22 01 73 40

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.
Forward-looking statements: This release and any materials distributed in connection with this release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.